UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 35 220301596

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ____

Results of Annual and Extraordinary General Meetings

Globant S.A. (the “Company”) held its Annual General Meeting (“AGM”) and an Extraordinary General Meeting (“EGM” and, together with the AGM, the “General Meetings”) of Shareholders on May 6, 2016. The Company’s shareholders approved and adopted all matters submitted to them at the General Meetings, which are described in the Company’s report on Form 6-K dated April 13, 2016.

Each of the thirteen proposals listed below were approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by common shareholders entitled to vote at the meeting:

1.            Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the year ended December 31, 2015.

The AGM, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approved the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended on December 31, 2015.

2.            Approval of the Company’s annual accounts under LUX GAAP as of and for the year ended December 31, 2015.

The AGM, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approved the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2015.

3.            Allocation of results for the financial year ended December 31, 2015.

The AGM, acknowledged that the Company has made a loss of USD $8,372,279.12 during the financial year ended December 31, 2015 and resolved to carry forward this loss of USD $8,372,279.12 to the next financial year.

4.            Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2015.

The AGM granted full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2015.

5.            Approval and ratification of the stock options granted to the members of the Board of Directors for the financial year ended on 31 December 2015.

The AGM approved and ratified the stock options granted to certain members of the board of directors during the financial year 2015.

6.            Approval of the cash compensation of the members of the Board of Directors for the financial year ending on 31 December 2016.

The AGM approved the compensation for the members of the board of directors for the financial year 2016.

7.            Appointment of Deloitte Audit as independent auditor for the annual accounts of the Company for the financial year ending on December 31, 2016.

The AGM renewed the mandate of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company as at December 31, 2016 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2017.

8.            Appointment of Deloitte & Co S.A. as independent auditor for the consolidated accounts of the Company for the financial year ending on December 31, 2016.

The AGM appointed Deloitte & Co S.A., as independent auditor for the IFRS consolidated accounts of the Company as at December 31, 2016 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2017.

9.            Re-appointment of Mr. Timothy Mott as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2017.

The AGM re-appointed Timothy Mott as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2017.

10.            Re-appointment of Mr. Mario Vazquez as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

The AGM re-appointed Mario Vazquez as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.

11.            Re-appointment of Mr. Marcos Galperin as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

The AGM re-appointed Marcos Galperin as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.

12.            Extension of the mandate of Mr. Martín Migoya as member of the board of directors until the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

The AGM extended the mandate of Martín Migoya as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

13.            Extension of the mandate of Mr. Francisco Alvarez-Demalde as member of the board of directors until the date of the Annual General Meeting of Shareholders of the Company to be held in 2019.

The AGM extended the mandate of Francisco Alvarez-Demalde as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.

The following proposals were approved at the EGM where, according to the provisions of the laws of Luxembourg, shareholders representing at least half of the issued share capital of the Company were present or represented and at least two-thirds of the votes were validly cast in favor of the resolution by shareholders entitled to vote at the meeting:

1.            Approval of the increase in the authorized share capital of the Company and subsequent amendments to the Articles of Association.

The EGM resolved to increase the amount of the authorized share capital of the Company up to an amount of seven million two hundred seven thousand eleven US Dollars and sixty cents (USD 7,207,011.60), excluding the amount of the issued share capital, represented by six million five thousand eight hundred forty-three (6,005,843) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each.

In addition, the EGM resolved to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

“6.1. The Company’s authorized capital, excluding the Company's share capital, is set at seven million two hundred seven thousand eleven US Dollars and sixty cents (USD 7,207,011.60) consisting in six million five thousand eight hundred forty-three (6,005,843) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share.”

“6.2. The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a pre-emptive subscription right for the existing shareholders during a period ending on the fifth (5th) anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 6 May 2016. Such common shares may be issued above, at or below market value, above or at nominal value as well as by way of incorporation of available reserves (including premium). The general meeting has waived and suppressed and has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended once or several times by resolution of the general meeting of shareholders, adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital the board shall have the present articles of association amended accordingly.”

2.            Approval to modify the date of the annual general meeting of the shareholders.

The EGM resolved to modify the date of the annual general meeting of the shareholders from the third Friday of April of each year to the fourth Friday of April of each year.

In addition, the EGM resolved to amend article 10.3 of the articles of association of the Company so that it shall read as follows:

“10.3 The annual general meeting of shareholders shall be held in Luxembourg, at the registered office of the Company or at such other place as may be specified in the convening notice of such meeting, on the fourth Friday of April of each year at 11.00AM (local time). If such day is a legal holiday in Luxembourg, the annual general meeting of shareholders must be held on the next following local business day.”

3.            Approval to reduce minimum shareholding requirement to request addition of items to agenda of general meeting and to increase number of days prior to a general meeting to request addition of items to agenda of general meeting.

The EGM resolved to (i) reduce the minimum shareholding requirement for a shareholder to request the addition of items to the agenda of any general meeting of shareholders, from the current percentage of 10%, as set forth in the articles of association, to a lower percentage of 5%; and (ii) increase the number of days prior to a general meeting of shareholders in which a shareholder may notify the Company of its intention to incorporate an additional item to the agenda, from five days prior to such meeting, as set forth in the current articles of association, to twenty-two days prior to the meeting.

In addition, the EGM resolved to amend article 10.2 of the articles of association of the Company so that it shall read as follows:

“10.2 The general meeting of shareholders must be convened by the board of directors, upon request in written indicating the agenda, addressed to the board of directors by one or several shareholders representing at least ten percent (10%) of the Company´s issued share capital. In such case, a general meeting of shareholders must be convened and shall be held within a period of one (1) month from receipt of such request. Shareholder(s) holding at least five percent (5%) of the Company´s issued share capital may request the addition of one or several items to the agenda of any general meeting of shareholders and propose resolutions. Such requests must be received at the Company´s registered office by registered mails at least twenty-two (22) days before the date of such meeting.”

4.            Approval to grant flexibility to the Board to set the record date for the annual general meeting.

The EGM resolved to give more flexibility to the Board to set the record date for admission to the annual general meeting of shareholders.

In addition, the EGM resolved to amend article 10.7 of the articles of association of the Company so that it shall read as follows:

“10.7 If the common shares of the Company are listed on a stock exchange, all shareholders recorded in any register of shareholders of the Company are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the “Record Date”), which the board of directors may determine as specified in the convening notice.”

5.            Approval to increase number of days prior to a general meeting of shareholders in which a shareholder may confirm attendance to such meeting.

The EGM resolved to increase the number of days prior to a general meeting of shareholders in which a shareholder may confirm attendance to such meeting, from three days prior to a general meeting of shareholders, as set forth in the current articles of association, to either fourteen days prior to such meeting or such other term as set forth by the Board in the relevant convening notice.

In addition, the EGM resolved to amend article 10.8 of the articles of association of the Company so that it shall read as follows:

“10.8 Any shareholder, Holder or Depositary, as the case may be, who wishes to attend the general meeting must inform the Company thereof no later than on the fourteenth day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by the board of directors in the convening notice. In case of common shares held through the operator of a securities settlement system or with a Depositary designated by such Depositary, a holder of common shares wishing to attend a general meeting of shareholders should receive from such operator or Depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to the Company no later than three (3) business days prior to the date of such general meeting. If the shareholder votes by means of a proxy, the proxy shall be deposited at the registered office of the Company or with any agent of the Company, duly authorized to receive such proxies, at the same time. The board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.”

Board approval of share increase for 2014 Equity Incentive Plan

On May 9, 2016, the Company’s Board of Directors resolved to amend its 2014 Equity Incentive Plan in order to increase the number of common shares that the Company may issue with respect to awards granted under the plan from 1,666,667 to up to 3,666,667 common shares. The Company expects to use the additional authorized shares to grant stock options to members of its senior management and certain other key employees over the next three years. The options are expected to have a four-year vesting period, with 25% of the options becoming exercisable on each anniversary of the grant date. All other terms and conditions of the 2014 Equity Incentive Plan will remain unchanged.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: May 11, 2016